

Mail Stop 7010

May 18, 2006

Peter Limeri
Chief Financial Officer and Treasurer
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339-5949

> **Re: PRG-Schultz International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 16, 2006**
> **File No. 0-28000**

Dear Mr. Limeri:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend your report to specifically state all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

    * the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;

    * a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

2. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

3. We remind you that when you file your restated Form 10-Q you should appropriately address the following:

    * full compliance with FAS 154, paragraphs 25 and 26, to the extent that amounts change in your restated financial statements.
    * fully update all affected portions of the document, including MD&A, to the extent that amounts change in your restated financial statements.

- updated Item 4 disclosures should include the following, to the extent that amounts change in your restated financial statements:
    - a discussion of the restatement and the facts and circumstances surrounding it,
    - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
    - changes to internal controls over financial reporting, and
    - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulation S-K.
- your consideration of the effect of the premature filing of your Form 10-Q on your disclosure controls and procedures.
- include all updated certifications.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, or me at (202) 551-3255 if you have questions regarding our comments.

Sincerely,

Nili Shah
Accounting Branch Chief